SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Report regarding the addition of

Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.

as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

On May 28, 2009, Woori F&I Co., Ltd. (“Woori F&I”), a wholly owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori F&I Eleventh Asset Securitization Specialty Co., Ltd. as its subsidiary.

Key details

•	Name of company: Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.

•	Financial status as of May 28, 2009 (expected date of establishment):

(unit: millions of KRW)

Total assets (Won)	100	Shareholders’ equity (Won)	100
Total liabilities (Won)	—	Paid-in-capital (Won)	10

•	Primary business: Business activities related to the purchase, management and disposition of bonds and other instruments pursuant to the Asset Securitization Act.

•	Date of inclusion as a second-tier subsidiary of Woori Finance Holdings: May 28, 2009

•	Total number of subsidiaries of Woori Finance Holdings after inclusion: 42

•	Woori F&I Eleventh Asset Securitization Specialty Co. Ltd is a wholly-owned subsidiary of Woori F&I, and is a special-purpose company established under the Asset Securitization Act.

•	Expected financial status as of June 18, 2009 (which is the expected asset transfer registration date):

(unit: millions of KRW)

Total assets	33,213	Total shareholders’ equity	9,053
Total liabilities	24,160	Paid-in-capital	905

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 29, 2009	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director